UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: August 2, 2018

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated August 2, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: August 2, 2018	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
SECOND QUARTER 2018 RESULTS
Highlights

•
Reported GAAP net loss attributable to the partners and preferred unitholders of $168.5 million (impacted by $181.4 million of non-cash asset impairments) and adjusted net loss attributable to the partners and preferred unitholders(1) of $0.7 million (excluding items listed in Appendix A to this release) in the second quarter of 2018.

•
Incurred GAAP loss from vessel operations of $132.0 million (impacted by $181.4 million of non-cash asset impairments) and generated total cash flow from vessel operations(1) of $162.2 million in the second quarter of 2018.

•	Generated distributable cash flow(1) of $25.3 million, or $0.06 per common unit, in the second quarter of 2018.

•	Entered into contract extensions for the Voyageur Spirit FPSO to April 2020 and the Petrojarl Cidade de Rio das Ostras (Ostras) FPSO to November 2018, plus extension options.

•	In July 2018, refinanced 2019 bond maturities and a 2022 promissory note with a $700 million private placement of 8.5% senior unsecured notes maturing in 2023.

•
In July 2018, entered into shipbuilding contracts to construct two LNG-fueled Aframax DP2 shuttle tanker newbuildings from Samsung Heavy Industries for delivery in late-2020 and early-2021, bringing the Partnership's orderbook to six shuttle tankers.

Hamilton, Bermuda, August 2, 2018 - Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended June 30, 2018.

	Three Months Ended
	June 30,	March 31,	June 30,
	2018	2018 (2)	2017
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Revenues	320,354	323,199	264,792
(Loss) income from vessel operations	(132,019)	19,498	46,218
Equity income	8,346	13,998	3,425
Net (loss) income	(168,492)	16,060	(16,466)
Net (loss) income attributable to the partners and preferred unitholders	(168,500)	23,919	(20,005)
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	162,242	161,538	134,601
Distributable cash flow (DCF) (1)	25,327	39,359	27,242
Adjusted net (loss) income attributable to the partners and preferred unitholders (1)	(732)	13,701	10,427

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Please refer to Appendices to the release announcing the results for the first quarter of 2018 attached as Exhibit 1 to the Form 6-K filed with the Securities and Exchange Commission on May 17, 2018, for a reconciliation of these non-GAAP measures to the most directly comparable financial measures under GAAP.

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

GAAP net loss and non-GAAP adjusted net loss increased for the second quarter of 2018, compared to the same quarter of the prior year. Lower earnings resulted from the Voyageur Spirit and Ostras FPSO units operating at reduced rates on their contract extensions, the expiration of two dynamic positioning (DP)1 bareboat shuttle tanker charters in August and October 2017, a change in the estimated useful life of the tanker component for all shuttle tankers from 25 years to 20 years, effective January 1, 2018, and more dry-docking days in the second quarter of 2018. These decreases were partially offset by the start-up and contract commencement of the Randgrid FSO in October 2017, the Pioneiro de Libra FPSO in November 2017, and the Petrojarl I FPSO in early-May 2018, the redelivery by the Partnership of one in-chartered shuttle tanker in early 2018 and stronger results from the towage segment reflecting higher rates and utilization from a large tow assist and installation project for the Kaombo Norte FPSO. GAAP net loss for the second quarter of 2018, compared to the same quarter of the prior year, was also negatively impacted by the write-down of the Piranema Spirit and Ostras FPSO units as a result of a reassessment of the future redeployment assumptions for both units.

CEO Commentary

“For the second quarter, our results came in better than our guidance driven mainly by stronger than expected results from our shuttle tanker contract of affreightment (CoA) fleet and lower operating expenses on various FPSO units,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd. “However, as expected, our overall results were down from the previous quarter primarily driven by lower rates on the Voyageur Spirit and Ostras FPSO units as a result of contract extensions, higher interest expense and liquidated damages received from a towage newbuilding delivery last quarter, partially offset by the start-up of the Petrojarl I FPSO in May 2018.”
“Since reporting earnings in May 2018, we have continued to successfully secure new charter contract extensions. We entered into a second contract extension for the Voyageur Spirit FPSO to at least April 2020, and an extension on the Ostras FPSO to November 2018, plus extension options. These valuable extensions provide additional forward fixed revenues totaling over $70 million, plus upside from a formula based on both oil price, and production volume, with no incremental investment by the Partnership, while also extending the timeframe available to find appropriate redeployment opportunities.”
“In July 2018, we refinanced our 2019 bond maturities and the $200 million promissory note due in 2022 with a new $700 million unsecured bond offering, which significantly improves the Partnership’s debt maturity profile and further highlights Brookfield’s continued strong support of the Partnership with $300 million of new capital provided by Brookfield towards this bond offering. Following the bond offering, Brookfield exercised its option to acquire an additional 2% of our general partner, bringing its ownership interest in our general partner to 51%. We look forward to continuing our pursuit of our near- and longer-term objectives with the ongoing support of our sponsors, Brookfield and Teekay Corporation.”
“Last week, we reached another important milestone for our shuttle tanker franchise with the order of two LNG-fueled Aframax DP2 shuttle tanker newbuildings, which we expect will further strengthen our position as the leading provider of CoA shuttle tanker services in the North Sea. Our customers require a reliable, long-term solution for securing offtake services from a large proportion of current and future production in the North Sea and these state-of-the-art newbuildings, together with our four existing newbuildings under construction, demonstrate our ongoing commitment to our shuttle tanker franchise and our customers.”
Ms. Sæther concluded, “Looking ahead, with a stronger balance sheet, market-leading positions, operational excellence and strong and supportive sponsors, we believe Teekay Offshore is well-positioned to benefit from the expected strong demand for offshore production, storage and transportation.”

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Summary of Recent Events
Recontracting of FPSO Units

In July 2018, the Partnership secured a further one-year contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO on the Huntington field to April 2020. Compared to the current contract, the new one-year extension, which takes effect in April 2019, maintains the same fixed charter rate and oil production tariff elements, but provides additional upside from a formula based on oil price, regardless of production volume, which provides incremental cash flow upside to the Partnership.

In July 2018, the Partnership agreed to a contract extension with Petrobras to extend the employment of the Ostras FPSO to November 2018, with options to extend up to January 2019, at an increased rate relative to the option period of the previous contract extension.

In both cases, these contract extensions represent material incremental cash flow contribution with no incremental investment by the Partnership. These activities also extend the timeframe available to secure appropriate future redeployment opportunities and potentially delay or eliminate costs associated with lay-up between employment opportunities. The Partnership continues to explore options for future redeployment opportunities for both assets.

Financing Update

In July 2018, the Partnership completed an upsized $700 million private placement of 8.5% senior unsecured notes maturing in 2023 (the Notes). Brookfield Business Partners L.P., together with its institutional partners (Brookfield), the holder of approximately 60% of Teekay Offshore’s outstanding common units, purchased $500 million principal amount of the Notes. The Partnership used a portion of the net proceeds from the issuance to (a) repurchase $225.2 million of the $300 million aggregate principal of its outstanding 6% senior notes maturing in 2019, (b) repurchase approximately NOK 910 million of the NOK 1,000 million aggregate principal of its NOK senior notes maturing in 2019 (the NOK notes) and settle approximately $40 million of the cross currency swaps which were an economic hedge to the NOK notes, and (c) repay at par an outstanding $200 million 10% promissory note held by Brookfield maturing in 2022 along with an associated $12 million early termination fee.

New Growth Project

In late-July 2018, the Partnership entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. to construct two Aframax DP2 shuttle tanker newbuildings. These newbuildings will be constructed based on Teekay Offshore's New Shuttle Spirit design which incorporates proven technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon expected delivery in late-2020 through early-2021, these vessels will join the Partnership’s CoA shuttle tanker portfolio in the North Sea to provide needed capacity to meet its customers’ needs.
Arendal Spirit UMS loan extension
In August 2018, the Partnership extended the mandatory prepayment date for the Arendal Spirit UMS debt facility to September 30, 2019 in exchange for a principal prepayment of $18 million, which is expected to be paid in the third quarter of 2018.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s six segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	June 30, 2018
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	124,053	142,047	33,840	—	15,510	4,904	320,354
(Loss) income from vessel operations	(156,506)	22,553	11,284	(3,861)	(3,077)	(2,412)	(132,019)
Equity income	8,346	—	—	—	—	—	8,346
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	56,939	61,101	24,232	(2,208)	2,034	(2,412)	139,686
CFVO from equity-accounted vessels (i)	22,556	—	—	—	—	—	22,556
Total CFVO (i)	79,495	61,101	24,232	(2,208)	2,034	(2,412)	162,242

	Three Months Ended
	June 30, 2017
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	110,247	132,964	10,798	3,089	4,229	3,465	264,792
Income (loss) from vessel operations	31,601	38,293	1,178	(17,050)	(7,021)	(783)	46,218
Equity income	3,425	—	—	—	—	—	3,425
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	64,015	68,063	6,719	(6,528)	(3,446)	(783)	128,040
CFVO from equity-accounted vessels (i)	6,561	—	—	—	—	—	6,561
Total CFVO (i)	70,576	68,063	6,719	(6,528)	(3,446)	(783)	134,601

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

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FPSO Segment

Income from vessel operations decreased for the three months ended June 30, 2018, compared to the same quarter of the prior year, primarily due to the write-down of the Piranema Spirit and Ostras FPSO units and lower charter rates from the Voyageur Spirit and Ostras FPSO units contract extensions.

Total cash flow from vessel operations (including equity-accounted vessels) increased for the three months ended June 30, 2018, compared to the same quarter of the prior year, primarily due to the commencement of operations of the Pioneiro de Libra FPSO in late-November 2017 and the Petrojarl I FPSO in early-May 2018, partially offset by the lower charter rates from the Voyageur Spirit FPSO and Ostras FPSO units contract extensions.

Shuttle Tanker Segment

Income from vessel operations and cash flow from vessel operations decreased for the three months ended June 30, 2018, compared to the same quarter of the prior year, primarily due to more dry-docking days during the second quarter of 2018 and the redelivery to the Partnership of two DP1 shuttle tankers on bareboat contracts, the Nordic Brasilia and Nordic Rio in August and October 2017, respectively (which are currently trading in the weak spot conventional tanker market), partially offset by the redelivery of an in-chartered vessel in January 2018 and the uplift from the East Coast of Canada charter contracts resulting from the delivery and start-up of the Beothuk Spirit, Norse Spirit and Dorset Spirit newbuildings in December 2017, January 2018 and May 2018, respectively.
FSO Segment

Income from vessel operations and cash flow from vessel operations increased for the three months ended June 30, 2018, compared to the same quarter of the prior year, primarily due to the commencement of the Randgrid FSO charter contract in October 2017.
UMS Segment

Income from vessel operations and cash flow from vessel operations increased for the three months ended June 30, 2018, compared to the same quarter of the prior year, due to lower operating expenses as a result of the lay-up of the Arendal Spirit UMS since the fourth quarter of 2017.
Towage Segment

Income from vessel operations and cash flow from vessel operations increased for the three months ended June 30, 2018, compared to the same quarter of the prior year, due to the delivery of ALP Sweeper and ALP Keeper in October 2017 and February 2018, respectively, and higher charter rates and fleet utilization from the Kaombo Norte FPSO mobilization and field installation contract, which used a total of five vessels during the second quarter.

Conventional Tanker Segment

Income from vessel operations and cash flow from vessel operations decreased for the three months ended June 30, 2018, compared to the same quarter of the prior year, primarily due to the termination of the Blue Power time-charter-out contract in the fourth quarter of 2017 and subsequent trading of the vessel in the weak spot conventional tanker market during 2018. The time-charter-in contracts for both of the conventional tankers included in this segment are scheduled to expire in March 2019.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of August 1, 2018.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	8	(i)	—	—		8
Shuttle Tanker Segment	29	(ii)	2	6	(iii)	37
FSO Segment	6		—	—		6
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Conventional Segment	—		2	—		2
Total	54		4	6		64

(i)	Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.

(iii)
Includes six DP2 shuttle tanker newbuildings scheduled for delivery in late-2019 through early-2021, two of which will operate under Teekay Offshore's master agreement with Equinor (formerly Statoil) and four of which will join Teekay Offshore's CoA portfolio in the North Sea.

Liquidity Update

As of June 30, 2018, the Partnership had total liquidity of $241.2 million. Pro forma for the Partnership's $700 million bond offering, repayment of existing bonds and promissory note and various fees completed in July 2018, the Partnership's total liquidity as of June 30, 2018 would have been approximately $350 million.

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Conference Call

The Partnership plans to host a conference call on Thursday, August 2, 2018 at 12:00 p.m. (ET) to discuss the results for the second quarter of 2018. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-888-394-8218 or 647-484-0475, if outside North America, and quoting conference ID code 9279971.

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2018 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

Availability of 2017 Annual Report

The Partnership filed its 2017 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on March 21, 2018. Copies of this report are available on Teekay Offshore’s website, under “Investors - Teekay Offshore - Financials & Presentations”, at www.teekay.com. Unitholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay Offshore’s Investor Relations.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership with consolidated assets of approximately $5.4 billion, comprised of 64 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers (including six newbuildings), floating storage and offtake (FSO) units, long distance towing and offshore installation vessels, a unit for maintenance and safety (UMS) and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore's common units and preferred units trade on the New York Stock Exchange under the symbols "TOO", "TOO PR A", "TOO PR B" and "TOO PR E", respectively.

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.

Non-GAAP Financial Measures

Cash Flow From (Used For) Vessel Operations (CFVO) represents (loss) income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, write-off of deferred revenues and operating expenses and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to (loss) income from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net (loss) income adjusted for depreciation and amortization expense, deferred income tax expense or recovery, vessel write-downs, gains or losses on the sale of vessels, vessel and business acquisition costs, distributions relating to equity financing of newbuilding installments and conversion costs, pre-operational expenses, distributions on the Partnership's preferred units, gains on extinguishment of contingent liabilities and losses on non-cash accruals of contingent liabilities, amortization of the non-cash portion of revenue contracts, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, unrealized foreign exchange gains and losses, ineffectiveness for derivative instruments designated as hedges for accounting purposes, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership's proportionate share of such items in equity-accounted for investments and non-controlling interests proportionate share of such interests. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. Dollars, except unit data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues (1)	320,354	323,199	264,792	643,553	540,930

Voyage expenses (1)	(36,486)	(35,006)	(20,196)	(71,492)	(45,337)
Vessel operating expenses (1)	(110,298)	(115,382)	(89,705)	(225,680)	(168,695)
Time-charter hire expenses	(13,464)	(12,727)	(19,507)	(26,191)	(41,263)
Depreciation and amortization (2)	(95,440)	(94,304)	(74,287)	(189,744)	(149,013)
General and administrative	(17,890)	(17,786)	(13,379)	(35,676)	(27,996)
(Write-down) and gain on sale of vessels (3)	(178,795)	(28,496)	(1,500)	(207,291)	(1,500)
Restructuring charge	—	—	—	—	(450)
(Loss) income from vessel operations	(132,019)	19,498	46,218	(112,521)	106,676

Interest expense	(49,662)	(41,573)	(36,602)	(91,235)	(72,706)
Interest income	734	658	406	1,392	752
Realized and unrealized gain (loss)
on derivative instruments (4)	9,441	34,450	(21,797)	43,892	(28,329)
Equity income	8,346	13,998	3,425	22,344	7,900
Foreign currency exchange loss (5)	(3,860)	(1,943)	(6,564)	(5,803)	(6,787)
Other expense - net	(592)	(3,270)	(1,134)	(3,863)	(912)
(Loss) income before income tax expense	(167,612)	21,818	(16,048)	(145,794)	6,594
Income tax expense	(880)	(5,758)	(418)	(6,638)	(1,797)
Net (loss) income	(168,492)	16,060	(16,466)	(152,432)	4,797

Non-controlling interests in net (loss) income	8	(7,859)	3,539	(7,852)	5,911
Preferred unitholders' interest in net (loss) income	8,038	7,370	12,386	15,409	24,772
General partner’s interest in net (loss) income	(1,342)	126	(648)	(1,217)	(518)
Limited partners’ interest in net (loss) income	(175,196)	16,423	(31,743)	(158,772)	(25,368)

Weighted-average number of common units:
- basic	410,310,586	410,101,480	151,364,950	410,206,610	150,006,972
- diluted	410,310,586	475,447,576	151,364,950	410,206,610	150,006,972
Total number of common units outstanding
at end of period	410,314,977	410,260,795	153,858,292	410,314,977	153,858,292

(1)
Effective January 1, 2018, the Partnership adopted the new revenue accounting standard, which resulted in increasing revenues by $15.8 million and $31.9 million for the three and six months ended June 30, 2018, respectively, increasing voyage expenses by $3.0 million and $6.3 million for the three and six months ended June 30, 2018, respectively, and increasing vessel operating expenses by $12.8 million and $25.6 million for the three and six months ended June 30, 2018, respectively. These gross-up adjustments had no impact on net loss for the three and six months ended June 30, 2018.

(2)
The Partnership's shuttle tankers are comprised of two components: i) a conventional tanker (the “tanker component”) and ii) specialized shuttle equipment (the “shuttle component”). The Partnership differentiated these two components on the principle that a shuttle tanker can also operate as a conventional tanker without the use of the shuttle component. The economics of this alternate use depend on the supply and demand fundamentals in the two segments. Historically, the Partnership has assessed the useful life of the tanker component as being 25 years and the shuttle component as being 20 years. During the three months ended March 31, 2018, the Partnership has considered challenges associated with shuttle tankers that have approached 20 years of age in recent years and has reassessed the useful life of the tanker component to be 20 years. This change in estimate, commencing January 1, 2018, impacts 21 vessels in the Partnership's shuttle tanker fleet. Separately, the Partnership has reviewed the residual value for seven vessels in its fleet that are 17 years of age or older and, as a result of a change in current estimated recycling values, has decreased the residual value for these vessels. The effect of these changes in estimates increased depreciation expense and decreased net income by $5.4 million and $10.8 million for the three and six months ended June 30, 2018, respectively.

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(3)
During the three months ended June 30, 2018, the Partnership incurred a write-down of $181.4 million, mainly related to the Piranema Spirit and Ostras FPSO units as a result of a reassessment of the future redeployment assumptions for both units. In June 2018, the Partnership sold a 1998-built shuttle tanker, the Navion Britannia, for net proceeds of $10.4 million, and recorded a gain on sale of $2.6 million in the Partnership's shuttle tanker segment.

During the three months ended March 31, 2018, the Partnership incurred a write-down of $28.5 million related to two older shuttle tankers ($14.2 million which relates to one shuttle tanker the Partnership owns through a 50 percent-owned subsidiary), due to the expected redelivery of these vessels from their charterer after completing their bareboat charter contracts in April 2018 and the resulting change in the expectations for the future employment opportunities for the vessels.

(4)
Realized loss on derivative instruments relates to amounts the Partnership actually paid to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
Realized (loss) gain relating to:
Interest rate swaps	(5,843)	(17,143)	(10,296)	(22,986)	(20,962)
Foreign currency forward contracts	370	618	(309)	988	(410)
	(5,473)	(16,525)	(10,605)	(21,998)	(21,372)

Unrealized gain (loss) relating to:
Interest rate swaps	18,674	49,300	(12,871)	67,974	(9,367)
Foreign currency forward contracts	(3,760)	1,675	1,679	(2,084)	2,410
	14,914	50,975	(11,192)	65,890	(6,957)
Total realized and unrealized gain (loss) on
derivative instruments	9,441	34,450	(21,797)	43,892	(28,329)

(5)
The Partnership entered into cross currency swaps to economically hedge the foreign currency exposure on the payment of interest and repayment of principal amounts of the Partnership’s Norwegian Kroner (NOK) bonds. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds and, thus, foreign currency exchange loss includes a realized loss relating to the amounts the Partnership paid to settle its non-designated cross currency swaps and an unrealized (loss) gain relating to the change in fair value of such swaps, partially offset by an unrealized gain (loss) on the revaluation of the NOK bonds, as detailed in the table below. In July 2018, the Partnership used a portion of the net proceeds from the issuance of the Notes to repurchase approximately NOK 910 million of the NOK 1,000 million aggregate principal of its NOK bonds and terminated NOK 905 million of the associated NOK 1,000 million aggregate notional amount of the cross currency swaps, resulting in a cash settlement of approximately $40 million on the cross currency swap termination.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
Realized loss on cross currency swaps	(1,444)	(1,293)	(3,310)	(2,737)	(6,514)
Unrealized (loss) gain on cross currency swaps	(4,433)	6,338	8,111	1,905	12,490
Unrealized gain (loss) on revaluation of NOK bonds	4,791	(5,641)	(7,797)	(850)	(9,058)

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at	As at	As at
	June 30, 2018	March 31, 2018	December 31, 2017
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	241,202	225,892	221,934
Restricted cash	12,425	15,814	28,360
Accounts receivable	134,931	137,054	162,691
Vessels held for sale	8,000	—	—
Prepaid expenses	37,011	36,815	30,336
Due from affiliates	51,249	39,871	37,376
Other current assets	10,644	10,107	29,249
Total current assets	495,462	465,553	509,946

Vessels and equipment
At cost, less accumulated depreciation	4,388,304	4,457,170	4,398,836
Advances on newbuilding contracts and conversion costs	17,742	225,129	288,658
Investment in equity accounted joint ventures	195,082	187,304	169,875
Deferred tax asset	22,674	24,222	28,110
Other assets	177,254	185,686	113,225
Goodwill	129,145	129,145	129,145
Total assets	5,425,663	5,674,209	5,637,795

LIABILITIES AND EQUITY
Current
Accounts payable	12,020	11,677	43,317
Accrued liabilities	142,147	200,951	187,687
Deferred revenues	55,786	51,811	69,668
Due to affiliates	57,331	72,361	108,483
Current portion of derivative instruments	62,273	58,333	42,515
Current portion of long-term debt	473,691	684,118	589,767
Other current liabilities	10,437	7,849	9,056
Total current liabilities	813,685	1,087,100	1,050,493

Long-term debt	2,492,517	2,425,126	2,533,961
Derivative instruments	83,211	97,167	167,469
Due to affiliates	290,959	164,195	163,037
Other long-term liabilities	281,798	258,262	249,336
Total liabilities	3,962,170	4,031,850	4,164,296

Redeemable non-controlling interest	—	—	(29)

Equity
Limited partners - common units	879,437	1,058,848	1,004,077
Limited partners - preferred units	384,274	384,923	266,925
General Partner	15,032	16,405	15,996
Warrants	132,225	132,225	132,225
Accumulated other comprehensive income (loss)	6,213	2,989	(523)
Non-controlling interests	46,312	46,969	54,828
Total equity	1,463,493	1,642,359	1,473,528
Total liabilities and total equity	5,425,663	5,674,209	5,637,795

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Six Months Ended
	June 30, 2018	June 30, 2017
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(152,432)	4,797
Non-cash items:
Unrealized gain on derivative instruments	(67,795)	(5,526)
Equity income, net of dividends received of $4,700 (2017 - $7,000)	(17,644)	(900)
Depreciation and amortization	189,744	149,013
Write-down and (gain) on sale of vessels	207,291	1,500
Deferred income tax expense	5,435	762
Amortization of in-process revenue contracts	(6,101)	(6,319)
Unrealized foreign currency exchange (gain) loss and other	(992)	35,143
Change in non-cash working capital items related to operating activities	(70,456)	14,909
Expenditures for dry docking	(9,995)	(2,815)
Net operating cash flow	77,055	190,564
FINANCING ACTIVITIES
Proceeds from long-term debt	226,520	207,464
Scheduled repayments of long-term debt	(345,970)	(263,169)
Prepayments of long-term debt	(40,000)	—
Debt issuance costs	(8,346)	(2,214)
Proceeds from credit facility due to affiliates	125,000	—
Proceeds from issuance of preferred units	120,000	—
Proceeds from issuance of common units	—	585
Expenses relating to equity offerings	(3,997)	(212)
Cash distributions paid by the Partnership	(22,330)	(34,412)
Cash distributions paid by subsidiaries to non-controlling interests	(664)	(660)
Other	(715)	(483)
Net financing cash flow	49,498	(93,101)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(160,175)	(118,601)
Proceeds from sale of vessels and equipment	10,410	—
Direct financing lease payments received	2,991	3,177
Investment in equity accounted joint ventures	(1,700)	(12,339)
Acquisition of companies from Teekay Corporation (net of cash acquired of $26.6 million)	25,254	—
Net investing cash flow	(123,220)	(127,763)
Increase (decrease) in cash, cash equivalents and restricted cash	3,333	(30,300)
Cash, cash equivalents and restricted cash, beginning of the period	250,294	342,287
Cash, cash equivalents and restricted cash, end of the period	253,627	311,987

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net (Loss) Income
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30, 2018	June 30, 2017
	(unaudited)	(unaudited)
Net loss – GAAP basis	(168,492)	(16,466)
Adjustments:
Net income attributable to non-controlling interests	(8)	(3,539)
Net loss attributable to the partners and preferred unitholders	(168,500)	(20,005)
Add (subtract) specific items affecting net loss:
Write-down and gain on sale of vessels (1)	178,795	1,500
Foreign currency exchange loss (2)	2,910	3,254
Other (3)	1,209	4,170
Pre-operational costs (4)	266	1,788
Unrealized (gain) loss on derivative instruments (5)	(15,122)	10,832
Termination of Arendal Spirit UMS charter contract (6)	—	8,888
Non-controlling interests' share of items above (7)	(290)	—
Total adjustments	167,768	30,432
Adjusted net (loss) income attributable to the partners and preferred unitholders	(732)	10,427

(1)	See footnote (3) of the summary consolidated statements of (loss) income included in this release for further details.

(2)
Foreign currency exchange loss primarily relates to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period, including revaluation of all foreign-currency-denominated monetary assets and liabilities within the equity accounted joint ventures and the unrealized gain or loss related to the Partnership’s cross currency swaps related to the Partnership's NOK bonds and excludes the realized gain or loss relating to the Partnership's cross currency swaps.

(3)
Other items for the three months ended June 30, 2018 include a decrease in the deferred income tax asset for the Partnership's Norwegian tax structures. Other items for the three months ended June 30, 2017 includes an increase in the Piranema Spirit FPSO rate reduction contingency and an increase in accrual relating to potential damages resulting from the cancellation of the UMS newbuildings, partially offset by an increase in the deferred income tax asset for the Partnership's Norwegian tax structures.

(4)	Reflects depreciation and amortization expense, general and administrative expenses and vessel operating expenses relating to the Petrojarl I FPSO unit while undergoing upgrades.

(5)
Reflects the net unrealized (gain) loss due to changes in the mark-to-market value of interest rate swaps and foreign currency forward contracts that are not designated as hedges for accounting purposes, hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes, the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO equity-accounted joint venture and hedge ineffectiveness within the Pioneiro de Libra FPSO equity accounted joint venture.

(6)	Includes the write-off of deferred revenues and operating expenses as a result of the termination of the Arendal Spirit UMS charter contract in late-April 2017.

(7)
Items affecting net loss include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net loss is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items affecting net loss listed in the table.

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended
	June 30,
	2018	2017
	(unaudited)	(unaudited)

Net loss	(168,492)	(16,466)
Add (subtract):
Write-down and gain on sale of vessels (1)	178,795	1,500
Depreciation and amortization	95,440	74,287
Partnership's share of equity accounted joint venture's distributable cash flow net of estimated maintenance capital expenditures (2)	11,091	4,422
Deferred income tax expense (recovery)	1,213	(674)
Amortization of non-cash portion of revenue contracts	(4,205)	(3,997)
Distributions on preferred units	(8,038)	(12,386)
Equity income	(8,346)	(3,425)
Unrealized (loss) gain on non-designated derivative instruments (3)	(14,914)	11,192
Estimated maintenance capital expenditures	(53,320)	(32,676)
Unrealized foreign exchange and other, net	511	12,213
Distributable cash flow before non-controlling interests	29,735	33,990
Non-controlling interests' share of DCF	(4,408)	(6,748)
Distributable Cash Flow	25,327	27,242
Amount attributable to the General Partner	(31)	(31)
Limited Partners' Distributable Cash Flow	25,296	27,211
Weighted-average number of common units outstanding	410,310,586	151,364,950
Distributable Cash Flow per Limited Partner Unit	0.06	0.18

(1)	See footnote (3) of the summary consolidated statements of (loss) income included in this release for further details.

(2)
Estimated maintenance capital expenditures relating to the Partnership’s equity-accounted joint ventures were $5.5 million and $1.0 million for the three months ended June 30, 2018 and 2017, respectively.

(3)	Derivative instruments include interest rate swaps and foreign currency forward contracts.

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Teekay Offshore Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended June 30, 2018
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	124,053	142,047	33,840	—	15,510	4,904	320,354
Voyage expenses	—	(26,951)	(202)	(4)	(6,290)	(3,039)	(36,486)
Vessel operating expenses	(55,040)	(37,982)	(10,360)	(893)	(6,023)	—	(110,298)
Time-charter hire expenses	—	(9,277)	—	—	—	(4,187)	(13,464)
Depreciation and amortization	(37,179)	(39,840)	(11,643)	(1,653)	(5,125)	—	(95,440)
General and administrative	(8,140)	(6,849)	(351)	(1,311)	(1,149)	(90)	(17,890)
(Write-down) and gain on sale of vessels	(180,200)	1,405	—	—	—	—	(178,795)
(Loss) income from vessel operations	(156,506)	22,553	11,284	(3,861)	(3,077)	(2,412)	(132,019)

	Three Months Ended June 30, 2017
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	110,247	132,964	10,798	3,089	4,229	3,465	264,792
Voyage expenses	—	(17,319)	(430)	—	(2,409)	(38)	(20,196)
Vessel operating expenses	(35,079)	(28,410)	(4,693)	(17,333)	(4,190)	—	(89,705)
Time-charter hire expenses	—	(15,387)	—	—	—	(4,120)	(19,507)
Depreciation and amortization	(36,497)	(30,049)	(2,588)	(1,634)	(3,519)	—	(74,287)
General and administrative	(7,070)	(3,506)	(409)	(1,172)	(1,132)	(90)	(13,379)
Write-down of vessels	—	—	(1,500)	—	—	—	(1,500)
Income (loss) from vessel operations	31,601	38,293	1,178	(17,050)	(7,021)	(783)	46,218

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Teekay Offshore Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow From (Used For) Vessel Operations From Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	June 30, 2018
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
(Loss) income from vessel operations
(See Appendix C)	(156,506)	22,553	11,284	(3,861)	(3,077)	(2,412)	(132,019)
Depreciation and amortization	37,179	39,840	11,643	1,653	5,125	—	95,440
Realized gain (loss) from the
settlements of non-designated
foreign currency forward contracts	271	113	—	—	(14)	—	370
Amortization of non-cash portion of
revenue contracts	(4,205)	—	—	—	—	—	(4,205)
Write-down and (gain) on sale of vessels	180,200	(1,405)	—	—	—	—	178,795
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(291)	—	—	—	(291)
Falcon Spirit cash flow from
time-charter contracts	—	—	1,596	—	—	—	1,596
Cash flow from (used for) vessel
operations from consolidated vessels	56,939	61,101	24,232	(2,208)	2,034	(2,412)	139,686

	Three Months Ended
	June 30, 2017
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Income (loss) from vessel operations
(See Appendix C)	31,601	38,293	1,178	(17,050)	(7,021)	(783)	46,218
Depreciation and amortization	36,497	30,049	2,588	1,634	3,519	—	74,287
Realized (loss) gain from the
settlements of non-designated
foreign currency forward contracts	(86)	(279)	—	—	56	—	(309)
Amortization of non-cash portion of
revenue contracts	(3,997)	—	—	—	—	—	(3,997)
Termination of Arendal Spirit UMS
charter contract	—	—	—	8,888	—	—	8,888
Write-down of vessels	—	—	1,500	—	—	—	1,500
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(366)	—	—	—	(366)
Falcon Spirit cash flow from
time-charter contracts	—	—	1,819	—	—	—	1,819
Cash flow from (used for) vessel
operations from consolidated vessels	64,015	68,063	6,719	(6,528)	(3,446)	(783)	128,040

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Teekay Offshore Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow From Vessel Operations From Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended		Three Months Ended
	June 30, 2018		June 30, 2017
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	61,794	30,897	23,653	11,827
Vessel and other operating expenses	(16,682)	(8,341)	(10,532)	(5,266)
Depreciation and amortization	(15,455)	(7,728)	(4,400)	(2,200)
Income from vessel operations of equity-accounted vessels	29,657	14,828	8,721	4,361
Net interest expense (1)	(11,849)	(5,925)	(1,859)	(930)
Realized and unrealized gain (loss) on derivative instruments (2)	357	179	(273)	(137)
Foreign currency exchange (loss) gain	(987)	(494)	85	43
Total other items	(12,479)	(6,240)	(2,047)	(1,024)
Net income / equity income of equity-accounted vessels before income tax expense	17,178	8,588	6,674	3,337
Income tax (expense) recovery	(484)	(242)	175	88
Net income / equity income of equity-accounted vessels	16,694	8,346	6,849	3,425
Income from vessel operations of equity-accounted vessels	29,657	14,828	8,721	4,361
Depreciation and amortization	15,455	7,728	4,400	2,200
Cash flow from vessel operations from equity-accounted vessels	45,112	22,556	13,121	6,561

(1)
Net interest expense for the three months ended June 30, 2018 includes a realized loss of $0.6 million ($0.3 million at the Partnership's 50% share) related to interest rate swaps designated and qualifying as cash flow hedges for the Pioneiro de Libra FPSO unit.

(2)
Realized and unrealized gain (loss) on derivative instruments for the three months ended June 30, 2018 and 2017 includes an unrealized gain of $0.4 million ($0.2 million at the Partnership’s 50% share) and $0.9 million ($0.4 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Cidade de Itajai FPSO unit.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the timing and cost of delivery and start-up of various newbuildings and the commencement of related contracts; the impact of the Partnership’s newbuilding order on its position in the North Sea CoA shuttle tanker market; fuel consumption and emissions for the shuttle tanker newbuildings; future forward revenues; the impact of contract extensions on the Partnership’s future cash flows; potential redeployment opportunities; a potential global energy and offshore market recovery and the Partnership’s ability to benefit from such recovery; the continued support of the Partnership’s sponsors;
and the extension of the Arendal Spirit UMS loan facility. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; potential early termination of contracts; shipyard delivery delays and cost overruns; delays in the commencement of charter contracts; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; the ability to fund the Partnership’s remaining capital commitments and debt maturities; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2017. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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